================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                      ------------------------------------

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 1998

                      ------------------------------------

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                              9200 Bridgeport Road
                              Richmond, BC, Canada
                                    V6X 1S1
                                 (604) 273 7564
                    (Address of principal executive offices)

                      ------------------------------------

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                   Form 20-F  X                Form 40-F  __

    [indicate by check mark whether the registrant by furnishing information contained
   in this Form is also thereby furnishing the information to the Commission pursuant to
           rule 12g3-2(b) under the Securities Exchange Act of 1934]

                          Yes  __                No  X

================================================================================

     This form 6-K incorporates the Information Circular distributed to the Company's shareholders of record as of May 12, 1998. The Information Circular was provided to shareholders in connection with the Company's annual general meeting to be held on June 17, 1998.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

                              INFORMATION CIRCULAR

     Unless otherwise provided, the information herein is given as of May 12, 1998.

SOLICITATION OF PROXIES

     THIS INFORMATION CIRCULAR IS BEING FURNISHED TO THE SHAREHOLDERS OF THE COMPANY IN CONNECTION WITH THE SOLICITATION OF PROXIES FOR USE AT THE MEETING BY MANAGEMENT OF THE COMPANY. THE SOLICITATION WILL BE PRIMARILY BY MAIL, HOWEVER, PROXIES MAY ALSO BE SOLICITED PERSONALLY OR BY TELEPHONE BY THE DIRECTORS, OFFICERS OR EMPLOYEES OF THE COMPANY. THE COMPANY MAY ALSO PAY BROKERS OR OTHER PERSONS HOLDING COMMON SHARES OF THE COMPANY IN THEIR OWN NAMES OR IN THE NAMES OF NOMINEES FOR THEIR REASONABLE EXPENSES OF SENDING PROXIES AND PROXY MATERIALS TO BENEFICIAL SHAREHOLDERS FOR THE PURPOSES OF OBTAINING THEIR PROXIES.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

ELECTION OF DIRECTORS

     Under the Articles of the Company, the number of directors of the Company is set at a minimum of three and a maximum of ten. The Company currently has three directors. Each director of the Company is elected annually and holds office until the next annual meeting of the Company unless he or she sooner ceases to hold office. Management of the Company intends to request the shareholders to elect FIVE directors at the Meeting and to nominate each of the persons listed below for election as a director of the Company. The persons named in the enclosed form of proxy intend to vote for the election of such nominees.

NAME AND                   POSITION WITH            PRINCIPAL OCCUPATION      PREVIOUS SERVICE               NUMBER OF
MUNICIPALITY OF RESIDENCE  THE COMPANY              OR EMPLOYMENT             AS A DIRECTOR           COMMON SHARES(2)
-------------------------  -------------            --------------------      ----------------        ----------------
David Edward Ritchie       Chairman of the Board,   Chairman of the Board     Director since             4,938,223(3)
Leduc, Alberta             Chief Executive Officer  and Chief Executive       December 12, 1997
                           and a Director           Officer of the Company    (date of amalgamation
                                                                              of the Company)
                                                    Chairman and Managing
                                                    Director of predecessor
                                                    entities to the Company
                                                    from 1993 to end of 1997

Clifford Russell Cmolik    President and Chief      President and Chief       Director since             2,098,802(4)
Surrey, B.C.               Operating Officer and a  Operating Officer and a   December 12, 1997
                           Director                 Director of the Company   (date of amalgamation
                                                                              of the Company)
                                                    President of predecessor
                                                    entities to the Company
                                                    from 1993 to the end of
                                                    1997

Peter James Blake          Vice-President, Finance  Vice-President, Finance   Director since               106,666
Vancouver, B.C.            and Chief Financial      and Chief Financial       December 12, 1997
                           Officer and a Director   Officer and a Director    (date of amalgamation
                                                    of the Company            of the Company)
                                                    Controller and/or Vice-
                                                    President, Finance of
                                                    predecessor entities to
                                                    the Company from 1993 to
                                                    end of 1997

NAME AND                   POSITION WITH            PRINCIPAL OCCUPATION      PREVIOUS SERVICE               NUMBER OF
MUNICIPALITY OF RESIDENCE  THE COMPANY              OR EMPLOYMENT             AS A DIRECTOR           COMMON SHARES(2)
-------------------------  -------------            --------------------      ----------------        ----------------
Charles Edward Croft       Nominee                  President and director    --                               NIL
Vancouver, B.C.                                     of Falcon Pacific
                                                    Financial Corp. and its
                                                    subsidiaries (all are
                                                    private investment
                                                    companies)

George Edward Moul         Nominee                  Director and officer of   --                               500(5)
West Vancouver, B.C.                                The McEmcy Company of
                                                    Canada Ltd., (a real
                                                    estate holding company),
                                                    director and officer of
                                                    Peace Portal Properties
                                                    Ltd. (a golf course
                                                    operating company),
                                                    director of Inland
                                                    Energy Corp. (a
                                                    financing subsidiary of
                                                    B.C. Gas Inc.), director
                                                    of Tokyu Canada
                                                    Corporation (a
                                                    subsidiary of Tokyu
                                                    Corporation and operator
                                                    of a hotel) and director
                                                    and/or officer of
                                                    certain other private
                                                    real estate holding
                                                    companies

---------------

NOTES:

(1) This information, to the extent not within the knowledge of the Company or otherwise previously disclosed in an Information Circular of the Company, has been provided by the respective nominee.

(2) The number of Common Shares held includes Common Shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by the proposed nominee.

(3) 3,345,375 of such shares are held by D.E.R. Auctions Ltd. and 1,592,748 of such shares are held by Davcorp Investments Ltd. Both D.E.R. Auctions Ltd. and Davcorp Investments Ltd. are controlled by David Edward Ritchie.

(4) 1,421,784 of such shares are held by C.R.C. Auctions Ltd. and 676,918 of such shares are held by Cmolik Enterprises Ltd. Both C.R.C. Auctions Ltd. and Cmolik Enterprises Ltd. are controlled by Clifford Russell Cmolik.

(5) Such shares are held by Kensington Holding Ltd., a company 100% owned by G. Edward Moul and his spouse.

     The management of the Company is not aware that any of the above nominees will be unable or unwilling to serve, however, should management become aware of such an occurrence before the election of directors takes place at the Meeting, if one of the persons named in the enclosed form of proxy is appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom management, in its discretion, may select.

APPOINTMENT OF AUDITORS

     Management proposes that KPMG, Chartered Accountants of Vancouver, British Columbia, be appointed as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration. KPMG has been the Auditors of the Company and its predecessors since 1974.

                    OTHER INFORMATION REGARDING THE COMPANY

EXECUTIVE COMPENSATION

COMPENSATION

     The Company and its predecessors went through a corporate reorganization (the "Reorganization") in 1997. Out of the four individuals serving as Chief Executive Officer, President and Chief Operating Officer, Secretary and Vice-President, Finance and Chief Financial Officer (together the "Executive Officers"), only Peter Blake (the Vice-President, Finance and Chief Financial Officer) was paid a salary and bonus during the financial year ended April 30, 1997. The other Executive Officers received distributions based on their interests in the predecessor entities to the Company in their capacities as partners and shareholders. Now that the Reorganization has been completed, the Executive Officers are each paid an annual salary and participate with other officers and employees of the Company in the Company's performance bonus program, which considers both Company and individual performance for a given year. During the eight months ended December 31, 1997, Peter Blake was paid a salary and bonus for the full eight months and the other executive officers were paid a salary and bonus for approximately four of the eight months. Normalized salary and bonus compensation to the Executive Officers for the financial year ended April 30, 1997 and the eight month period ended December 31, 1997 would have been approximately U.S.$1.3 million and U.S.$1.2 million, respectively, if the Reorganization had been effected prior to May 1, 1996.

STOCK OPTIONS GRANTED IN THE 1997 FINANCIAL YEAR

     No stock options were granted to any directors or Executive Officers during the Company's financial year ended December 31, 1997.

EXERCISE OF OPTIONS

     No options were exercised by Executive Officers during the financial year ended December 31, 1997.

STOCK OPTIONS OUTSTANDING

     The following table summarizes the options outstanding under the Company's Stock Option Plan as at the date of this Information Circular:

                                                       NUMBER OF    EXERCISE PRICE      EXPIRY DATE
CLASS OF OPTIONS                                   COMMON SHARES         FOR SHARE        OF OPTION
----------------                                   -------------    --------------    -------------
Executive Officers, as a group (total number:
  Nil)...........................................         NIL                --                  --
Other employees of the Company or its
  subsidiaries...................................     196,333         U.S.$0.10       July 30, 2004

TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS

     The Company, through a wholly-owned operating subsidiary, has an employment agreement with each of David E. Ritchie, C. Russell Cmolik, Peter J. Blake and John T. Wild. All such employment agreements may be terminated with notice, or payment in lieu of notice.

     The Company has no compensatory plan or arrangement in respect of compensation received or that may be received by the Executive Officers for the most recently completed or current financial year to compensate such Executive Officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, except for usual notice or payment in lieu of notice requirements in the employment agreements of such Executive Officers in the event of termination without just cause.

COMPENSATION COMMITTEE

     The Company has not established a compensation committee. During the most recently completed financial year, the function of the compensation committee was performed by the Board of Directors. The Company intends to form a Compensation Committee with at least two independent directors as members.

REPORT ON EXECUTIVE COMPENSATION

     The Company's policy with respect to the compensation of the Chairman and Chief Executive Officer and the other Executive Officers and other officers of the Company is based upon the principles that compensation must: (1) be competitive in order to help attract and retain the talent needed to lead and grow the Company's business; (2) provide a strong incentive for other executives and key employees to work towards the achievement of the Company's goals; and
(3) ensure that the interests of management and the Company's shareholders are aligned.

     The compensation paid to the Chairman and Chief Executive Officer and the other Executive Officers of the Company consists of base salary and performance-oriented bonus. The payment of the bonus is contingent upon the performance of the Company and the individual's contribution toward that performance. The quantum of such bonuses depends on the financial performance of the Company and is not subject to any minimum or maximum amount.

     Base salary levels for the Executive Officers are normally determined primarily on the basis of (i) the Board of Directors' assessment of each Executive Officer's performance during the prior year and (ii) the Board of Directors' understanding of normal and appropriate salary levels for executives with responsibilities and experience comparable to that of the Executive Officers of the Company. In making such determination, external sources are consulted when deemed necessary by the Board of Directors.

     Awards of bonuses depend upon whether the Company and its principal subsidiaries have met or exceeded targets established for the applicable year. The Board also considers other criteria, including the contribution of individuals toward the Company's performance, in determining the range of any bonuses to be awarded. It is anticipated that bonuses paid to the Company's Executive Officers in future years may be paid in part by the issuance of stock options.

     As the Company went through a major reorganization in 1997, the amount of salaries and other forms of compensation paid to the Chairman of the Board and the Chief Executive Officer and other Executive Officers in the financial year ended December 31, 1997 does not reflect the current executive compensation arrangements of the Company.

DIRECTORS COMPENSATION

     Except for reimbursement of reasonable travel and lodging expenses, there were no plans, arrangements or agreements pursuant to which directors were compensated by the Company for their services as directors during the most recently completed financial year.

DIRECTORS AND SENIOR EXECUTIVES LIABILITY INSURANCE

     The Company maintains directors and senior executives liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office. Such insurance provides for an aggregate of U.S.$20 million (less a deductible of U.S.$250,000) annual protection against liability. The annual premium paid by the Company for this insurance is U.S.$133,071.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

     Other than as set out herein and other than indebtedness that has already been fully repaid, none of the directors, executive officers or senior officers of the Company, no proposed nominee for election as director of the Company, and no associate or affiliate of any of them, is or has been indebted to the Company or its subsidiaries, and none has had indebtedness to another entity which is or was at any time since January 1, 1997 the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

     There are no management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than a director or senior officer of the Company or a subsidiary thereof.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

     Other than as set out herein, no insider or any associate or affiliate of any insider, has had or has any material interest, direct or indirect, in any transaction since January 1, 1997 or in any proposed transaction which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

     For each of the 12-month periods ending April 30, 1995, 1996, 1997 and 1998, the Company has entered into agreements with D.E.R. Resorts Ltd. ("Resorts"), a corporation controlled by David E. Ritchie, a co-founder and the Chairman and Chief Executive Officer of the Company, pursuant to which Resorts agreed to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain customers of the Company. The agreements set forth the maximum number of excursions to be provided during a given year and the fees and costs per excursion. The Company paid to Resorts $308,000, $315,000 and $312,000 under the agreements in its financial years ended April 30, 1995, 1996 and 1997, respectively. During the eight months ended December 31, 1997, a period which includes the only months of the calendar year during which the Company makes use of Resorts' facilities, the Company paid Resorts $366,000. Management believes that the terms of these agreements are at least as favourable to the Company as could have been obtained from a third party. The Company and Resorts intend to enter into similar agreements in the future.

     The Company went through a corporate reorganization (the "Reorganization") in 1997. By virtue of the Reorganization, the Company holds, directly or indirectly, 100% interest in subsidiaries that conduct the business operations and own all of the assets historically owned by a group of affiliated partnerships and companies that were the predecessor entities to the Company (together the "Ritchie Bros. Group"). The 15 key employees of the Company who were beneficial owners of those predecessor entities beneficially were issued Common Shares of the Company in amounts proportionate to their interests in the predecessor entities. The Reorganization was completed during December 1997. The purpose of the Reorganization was to transform the Ritchie Bros. Group into a corporate form that would facilitate the future growth and expansion of the business and provide an appropriate vehicle for raising capital. To effect the Reorganization, a number of agreements were made between the Company, various companies in the Ritchie Bros. Group and the 15 key employees or corporations controlled by them implementing the following transactions: (i) the business of the partnerships was transferred into corporations, (ii) the existing partnerships were transformed into corporations, (iii) the shares of the newly incorporated operations of the partnerships were exchanged for shares of the Company, and (iv) the owners of the predecessor entities became shareholders of the Company, which operates as a holding company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

     None of the directors or senior officers of the Company, none of the persons who have been directors or senior officers of the Company since January 1, 1997 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed elsewhere in this Information Circular.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     The Company is currently authorized to issue an unlimited number of Common Shares, an unlimited number of junior preferred shares without par value and an unlimited number of senior preferred shares without par value. As at May 12, 1998 according to the records of The Trust Company of Bank of Montreal, the registrar and transfer agent of the Company, there are 16,548,666 Common Shares and no preferred shares of the Company issued and outstanding. Holders of Common Shares are entitled to one vote for each Common Share held. Holders of Common Shares of record at the close of business on May 12, 1998 are entitled to receive notice of and to vote at the Meeting.

     To the knowledge of the directors and senior officers of the Company, the only persons who beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights attached to all voting shares of the Company are:

                                                                 NUMBER OF         PERCENTAGE OF
                          NAME                               COMMON SHARE(S)(1)    COMMON SHARES
                          ----                               ------------------    -------------
David E. Ritchie(2)(5)...................................        4,938,223             29.8%
C. Russell Cmolik(3)(5)..................................        2,098,802             12.7%
CEDE & Co.(4)............................................        9,511,641             57.5%

---------------

NOTES:

(1) This information, to the extent not within the knowledge of the Company, has been furnished by the person named.

(2) 3,345,375 of such shares are held by D.E.R. Auctions Ltd. and 1,592,748 of such shares are held by Davcorp Investments Ltd., both of which are controlled by Mr. Ritchie, the Chairman of the Board and Chief Executive Officer of the Company.

(3) 1,421,784 of such shares are held by C.R.C. Auctions Ltd. and 676,918 of such shares are held by Cmolik Enterprises Ltd., both of which are controlled by Mr. Cmolik.

(4) The registered shareholder is a nominee holder for certain financial institutions and their clients. Other than shares beneficially owned or over which control or direction is exercised by the directors of the Company or the proposed nominees for election, the Company is unaware of the beneficial ownership of these shares.

(5) Mr. Ritchie and Mr. Cmolik also own a company which has entered into agreements with various employees of the Company to acquire from such employees certain common shares or stock options of the Company held by them at nominal value if such persons cease to be employees of the Company within certain prescribed time or under other specified circumstances.

GENERAL PROXY INFORMATION

APPOINTMENT AND REVOCATION OF PROXIES

     The persons named in the enclosed form of proxy for use at the Meeting are directors of the Company.

     A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT AS PROXYHOLDER ON THE SHAREHOLDER'S BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY. IF A SHAREHOLDER DOES NOT WISH TO APPOINT EITHER PERSON SO NAMED, THE SHAREHOLDER SHOULD STRIKE OUT THE NAMES OF THE PROXYHOLDERS SO INDICATED AND INSERT IN THE BLANK SPACE PROVIDED THE NAME AND ADDRESS OF THE PERSON WHOM THE SHAREHOLDER WISHES TO APPOINT AS PROXYHOLDER. THAT PERSON NEED NOT BE A SHAREHOLDER OF THE COMPANY.

     A shareholder who has given a proxy may revoke it by: (a) signing a proxy bearing a later date and depositing it as provided under "Deposit of Proxy" below; (b) signing and dating a written notice of revocation (in the same manner as required for the enclosed form of proxy to be executed, as set out under "Validity of Proxy" below) and delivering such notice to the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting; (c) attending the Meeting in person and registering with the scrutineer thereat as a shareholder present in person and signing and dating a written notice of revocation; or (d) any other manner permitted at law. Any such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by a previously deposited proxy.

VOTING OF SHARES REPRESENTED BY PROXY

     A proxy in the form of the enclosed form of proxy will confer discretionary authority upon the proxyholder named therein with respect to the matters identified in the enclosed Notice of the Meeting and in the form of proxy for which no choice is specified (and with respect to amendments and variations thereto and any other matter that may properly be brought before the Meeting).

     If the instructions as to voting indicated on a proxy in the enclosed form and deposited as provided for herein are certain, all of the shares represented by such proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

     IF NO CHOICE IS SPECIFIED BY A SHAREHOLDER IN A PROXY IN THE FORM OF THE ENCLOSED FORM OF PROXY AND ONE OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY IS APPOINTED AS PROXYHOLDER, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED "FOR" EACH OF THE OTHER MATTERS IDENTIFIED THEREIN.

AMENDMENTS OR VARIATIONS AND OTHER MATTERS

     Management of the Company is not now aware of any amendments to or variations of any of the matters identified in the enclosed notice of the Meeting nor of any other matter which may be brought before the Meeting. However, a proxy in the form of the enclosed form will confer discretionary authority upon a proxyholder named therein to vote on any amendments to or variations of any of the matters identified in the enclosed Notice and on any other matter which may properly be brought before the Meeting in respect of which such proxy has been granted.

VALIDITY OF PROXY

     A FORM OF PROXY WILL NOT BE VALID UNLESS IT IS DATED AND SIGNED BY THE SHAREHOLDER OR BY THE SHAREHOLDER'S ATTORNEY DULY AUTHORIZED IN WRITING. IN THE CASE OF A SHAREHOLDER THAT IS A CORPORATION, A PROXY WILL NOT BE VALID UNLESS IT IS EXECUTED UNDER ITS SEAL OR BY A DULY AUTHORIZED OFFICER OR AGENT OF, OR ATTORNEY FOR, SUCH CORPORATE SHAREHOLDER. If a proxy is executed by an attorney or agent for an individual shareholder, or by an officer, attorney, agent or authorized representative of a corporate shareholder, the instrument empowering the officer, attorney, agent or representative, as the case may be, or a notarial copy thereof, must be deposited along with the proxy.

     A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting at any time before the vote is cast.

DEPOSIT OF PROXY

     IN ORDER TO BE VALID AND EFFECTIVE, AN INSTRUMENT APPOINTING A PROXY HOLDER MUST BE DEPOSITED WITH THE TRUST COMPANY OF BANK OF MONTREAL, ATTENTION: PROXY DEPARTMENT AT 595 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA OR AT P.O. BOX 6002 STATION PLACE D'ARMES, MONTREAL, QUEBEC, H2Y 3S8, BY NO LATER THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ANY ADJOURNMENT THEREOF.

     All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by their broker or other intermediary.

APPROVAL OF CIRCULAR

     The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.

     Dated at Vancouver, British Columbia, this 12th day of May, 1998.

By Order of the Board of Directors

John T. Wild
Secretary

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               RITCHIE BROS. AUCTIONEERS INCORPORATED
                                               (Registrant)

Date May 29, 1998                                          By /s/ PETER J. BLAKE
                                               ----------------------------------------------
                                                   Peter J. Blake, Vice President Finance
                                                        and Chief Financial Officer